Table of Contents

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May, 2006

Commission File Number:  333-115996

Concordia Bus Nordic AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

Table of Contents

Information furnished in this form:

1. Fourth quarter and full year results of Concordia Bus Nordic Holding AB.

1. Fourth quarter and full year results of Concordia Bus Nordic Holding AB.

Concordia Bus Nordic Holding AB (publ)

556028-1122

CONCORDIA BUS NORDIC HOLDING AB

STOCKHOLM, SWEDEN

FOURTH QUARTER DECEMBER 1, 2005 – FEBRUARY 28, 2006

AND

FULL YEAR MARCH 1, 2005 – FEBRUARY 28, 2006

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated financial statements – Concordia Bus Nordic Holding AB (publ)

Unaudited consolidated interim statements of operations for the three months ended February 28, 2006 and February 28, 2005

Unaudited consolidated interim statements of operations for the year ended February 28, 2006 and February 28, 2005

Unaudited interim consolidated balance sheets as of February 28, 2006 and February 28, 2005

Unaudited consolidated interim cash flow statements for the year ended February 28, 2006 and February 28, 2005

Notes to unaudited consolidated interim financial statements

CONCORDIA BUS NORDIC HOLDING AB (PUBL)

FOURTH QUARTER AND YEAR PERIOD ENDED REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Concordia Bus Nordic Holding AB (“Nordic” or the “Company”) hereby announces its unaudited interim financial statements for the three-month period and year ended February 28, 2006. The Company is a wholly owned subsidiary of Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm, “Bus “), which is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Nordic included in this quarterly report starting on page 10. The financial statements of Nordic are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Nordic is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2006” for the year ending February 28, 2006). The end of the fourth financial quarter for Nordic is February 28 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements.

On October 4, 2005, as part of the restructuring of the Concordia group, holders of an aggregate principal amount of €159,855,000 of Bus’ 11% Senior Subordinated Notes due 2010 exchanged their Senior Subordinated Notes for shares in Bus. On December 12, 2005, Bus purchased €87,000 Senior Subordinated Notes in a tender offer. Only €58,000 in aggregate principal amount of the Senior Subordinated Notes remains outstanding.

Financial Highlights

The following table summarizes Nordic’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Fourth quarter ended February 28, 2006 compared to the fourth quarter ended February 28, 2005

	2006		2005
	SEK million	%	SEK million	%

Revenues	1,180	100.0%	1,214	100.0%
Operating profit (loss)	(131)	(11.1)%	(234)	(19.3)%
Net loss	(160)	(13.6)%	(286)	(23.6)%

Full year ended February 28, 2006 compared to the full year ended February 28, 2005

	2006		2005
	SEK million	%	SEK million	%

Revenues	4,683	100.0%	4,812	100.0%
Operating profit (loss)	(282)	(6.0)%	(256)	(5.3)%
Net loss	(557)	(11.9)%	(396)	(8.2)%

Fourth quarter ended February 28, 2006 compared to the fourth quarter ended February 28, 2005

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year, except for the section “Liquidity and capital resources” which provides analysis between the respective years.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues decreased by SEK 34 million, or 3%, from SEK 1,214 million for the quarter ended February 28, 2005 to SEK 1,180 million for the quarter ended February 28, 2006.

Revenues from the provision of bus services for local public transportation authorities decreased by SEK 47 million, or by less than 1%, from SEK 1,092 million for the three months ended February 28, 2005 to SEK 1,045 million for the three months ended February 28, 2006. The decrease in revenue was principally due to the loss of contracts, which resulted in a decrease of SEK 128 million, which was offset by the impact from won contracts of SEK 53 million. In addition, the impact from the volume changes was negative SEK 4 million and we had a positive impact from price changes on the existing contracts of SEK 32 million.

Revenues from express bus services increased by SEK 5 million from SEK 81 million for the three months ended February 28, 2005 to SEK 86 million for the three months ended February 28, 2006. This increase is due to a higher yield from passenger tickets marginal.

Revenues from coach hire services was SEK 23 million for both the three months ended February 28, 2005 and for the three months ended February 28, 2006.

Other revenues amounted to SEK 26 million for the quarter ended February 28, 2006 and SEK 18 million for the three months ended February 28, 2005. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net gain on sale of fixed assets is comprised of sales of buses and other assets held by Concordia Bus. Gain on sale of fixed assets remained constant at SEK 1 million for the three months ended February 28, 2006 and for the three months ended February 28, 2005. We realised SEK 6 million in cash on the sale of 71 buses during the quarter.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs for bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs decreased by SEK 104 million, or 8%, from SEK 1,330 million for the three months ended February 28, 2005 to SEK 1,226 million for the three months ended February 28, 2006. This decrease was due to a number of factors, which are explained below.

Fuel, tires and other consumable costs increased by SEK 46 million or 17%, to SEK 312 million for the three months ended February 28, 2006 from SEK 266 million for the three months ended February 28, 2005. This increase was due to increased fuel price of SEK 28 million and increased costs for maintenance and tyres of SEK 22 million. This was offset by decreased fuel cost by SEK 4 million due to lower traffic volumes. Our average fuel price for the three months in Sweden was SEK 7.66 per liter compared to SEK 6.46 per liter for the same period last year. The increased costs for maintenance and tyres is mainly due to a provision for tyre costs in the year-end of SEK 17 million.

There was a 3% decrease in personnel costs, by SEK 17 million to SEK 648 million, for the three months ended February 28, 2006 from SEK 665 million for the three months ended February 28, 2005. The decrease was mainly due to decreased number of employees due to lost contracts of approximately SEK 42 million. This was offset by an effective pay increase resulting in increased salary costs of approximately SEK 11 million. Added to this, personnel costs in connection with closure of depots in Sweden were SEK 14 million higher than last year.

Operating lease charges decreased by SEK 13 million to SEK 99 million for the three months ended February 28, 2006 from SEK 112 million for the three months ended February 28, 2005. This decrease was principally a result of decreased lease charges for buses entering the second lease-tranche, where the lease charges are approximately 60% lower than in the first lease tranche. The total number of buses under operating leases was 1,569 as of February 28, 2006, compared to 1,470 as of February 28, 2005.

Other external costs decreased by SEK 120 million, to SEK 167 million for the three months ended February 28, 2006 from SEK 287 million for the three months ended February 28, 2005. This was mainly due to provisions in the year-end closing last year which incurred other external costs of SEK 120 million and utilization of provisions for loss making contracts which was lower by SEK 13 million for the quarter ended February 28, 2006. This was offset by costs in connection with closure of depots in Sweden of SEK 13 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included.

Depreciation and amortization costs decreased by SEK 33 million from SEK 119 million for the three months ended February 28, 2005, to SEK 86 million for three months ended February 28, 2006, principally as a result of decreased number of owned buses, resulting in lower depreciation of SEK 28, and write-down of old buses, which was higher by SEK 5 million last year, and Number of owned buses as of February 28, 2006 was 1,826, compared to 2,260 as of February 28, 2005.

Total goodwill amortization was SEK 3 million for both periods.

Operating profit/loss

Operating loss decreased by SEK 103 million from SEK 234 million for the three months ended February 28, 2005 to a SEK 131 million loss for the three months ended February 28, 2006.

Operating loss from bus operations for public authorities decreased by SEK 58 million from an operating loss of SEK 161 million for the three months ended February 28, 2005, to an operating loss of SEK 103 million for the three months ended February 28, 2006, mainly due to year-end provisions, which was SEK 34 million higher last year and decreased operating lease charges of SEK 13 million.

Operating profit from express bus services was SEK 2 million for the three months ended February 28, 2006, as well as for the three months ended February 28, 2005.

Operating loss from coach hire services was SEK 3 million for the three months ended February 28, 2006, compared to an operating loss of SEK 4 million for the three months ended February 28, 2005.

Head office items and others decreased by SEK 44 million from SEK 68 million for the three months ended February 28, 2005, to SEK 24 million for the three months ended February 28, 2006, mainly due to year-end provisions of SEK 45 million that was made in the three months ended February 28, 2005.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses decreased by SEK 26 million to SEK 28 million for the three months ended February 28, 2006 from SEK 54 million for the three months ended February 28, 2005. This result can be primarily attributed to foreign exchange gains and losses, where we had gains from foreign exchange conversions of SEK 8 million in the three months ended February 28, 2006, compared to a loss of SEK 16 million during the three months ended February 28, 2005.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the three months ended February 28, 2006 was (1%). This effective tax rate resulted from amortization of goodwill of 2%, and valuation allowances of net operating losses of 27%.

Full year ended February 28, 2006 compared to the full year ended February 28, 2005

The following section provides an analysis of our results of operations between the actual numbers for the year March 1, 2005 – February 28, 2006 as compared with year March 1, 2004 – February 28, 2005.

Revenues

Revenues decreased SEK 129 million, or 3%, from SEK 4,812 million for the year ended February 28, 2005, to SEK 4,683 million for the year ended February 28, 2006, mainly because the loss of contracts exceeded the revenues we gained from new contracts and increased prices in existing contracts.

Revenues from the provision of bus services for local public transportation authorities decreased by SEK 184 million, or 4%, from SEK 4,272 million for the year ended February 28, 2005, to SEK 4,088 million for the year ended February 28, 2006.

The decrease in revenue is principally due to lost contracts of SEK 498 million and decreased volume in existing contracts of SEK 14 million. This was partially offset by our winning of new contracts, which provided an increase of SEK 126 million and increased prices in existing contracts of SEK 191 million. Added to this, we have a positive foreign exchange variance of SEK 11 million.

Revenues from express bus services increased by SEK 27 million, or 8%, from SEK 337 million for the year ended February 28, 2005 to SEK 364 million for the year ended February 28, 2006. This increase is mainly due to increased number of passengers on the routes between Stockholm-Oslo and Stockholm-Copenhagen, which have resulted in increased revenue by SEK 11 million. The remaining increase is a result of a a higher yield from passenger tickets marginal.

Revenues from coach hire increased by SEK 19 million, or 16%, from SEK 117 million for the year ended February 28, 2005, to SEK 136 million for the year ended February 28, 2006. The increase is attributed to revenues from the tourist traffic in FO-resor, which was acquired September 1, 2004, and increased volume in the Stockholm area.

Other revenues amounted to SEK 95 million for the year ended February 28, 2006, and SEK 86 million for the year ended February 28, 2005. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of buses and other assets. Gain on sale of fixed assets was SEK 6 million for the year ended February 28, 2006 compared to SEK 4 million for the year ended February 28, 2005.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs decreased by SEK 51 million, or 1%, from SEK 4,722 for the year ended February 28, 2005, to SEK 4,671 million for the year ended February 28, 2006. This decrease is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs have increased by SEK 124 million or 13% to SEK 1,113 million for the year ended February 28, 2006 from SEK 989 million for the year ended February 28, 2005. The increase was largely due to an increase in fuel prices of SEK 132 million, which was offset by decreased fuel costs of SEK 28 million as a result of reduced traffic from our lost contracts. The average diesel price was SEK 7,03 per liter for the year ended February 28, 2005, compared to SEK 5,95 for the year ended February 28, 2005. In addition, costs for maintenance, tyres and washing and cleaning increased by SEK 20 million, compared to the year ended February 28, 2005, mainly as a result of a provision for tyre costs in February 2006 of SEK 17 million.

There has been a 4% decrease in personnel costs, by SEK 97 million to SEK 2,509 million, for the year ended February 28, 2006, from SEK 2,606 million for the year ended February 28, 2005. This is mainly a result from a reduction in number of drivers due to lost contracts, which resulted in lower wage costs of SEK 219 million. This decrease was partly offset by an increase in wages resulting from an effective increase in salary of SEK 124 million. Other personnel costs have decreased by SEK 13 million and pension premiums decreased by SEK 3 million. Added to this, personnel costs in connection with closure of depots in Sweden are SEK 14 million higher than last year

Operating lease charges decreased by SEK 1 million or by less than 1% to SEK 427 million for the year ended February 28, 2006 from SEK 428 million for the year ended February 28, 2005. This decrease was principally a result of decreased lease charges for buses entering the second lease-term, where the lease charges are approximately 60% lower than in the first lease term, which resulted in lower lease charges of SEK 13 million, this was offset by an increased number of buses under operational lease.

Other external costs decreased by SEK 77 million to SEK 622 million for the year ended February 28, 2006 from SEK 699 million for the year ended February 28, 2005. The decrease was largely due to provisions in the year-end closing last year whic incurred other external costs of SEK 120 million and utilization of provisions for loss making contracts which was lower by SEK 9 million for the year ended February 28, 2006. This was offset by professional fees in connection with the restructuring of Concordia Bus of SEK 30 million, increased insurance premiums of SEK 5 million, an increase in marketing and sales costs of SEK 4 million and costs in connection with restructuring and close down of depots in Sweden of SEK 13 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included.

Depreciation and amortization costs decreased by SEK 50 million, or 14%, from SEK 350 million for the year ended February 28, 2005, to SEK 300 million for the year ended February 28 2006. This is mainly due to a lower number of buses in the fleet that we own, resulting in lower depreciation of SEK 45 million, and write-down of surplus buses, which was SEK 5 million higher the year ended February 28, 2005. The number of owned buses as of November 30, 2005 was 1,826, compared to 2,235 as of November 30, 2004.

Operating profit/loss

Operating loss was SEK 282 million for the year ended February 28, 2006, compared to SEK 256 million for the year ended February 28, 2005.

Operating loss from bus operations for local public transportation authorities was SEK 178 million for the year ended February 28, 2006, compared to an operating loss of SEK 174 million for the year ended February 28, 2005, mainly due to reduced volume.

Operating profit from express bus services decreased by SEK 16 million to SEK 13 million for the year ended February 28, 2006 compared to SEK 29 million for the year ended February 28, 2005. This is mainly due to increased fuel prices, increased subcontracting and staff costs.

Operating profit from coach hire services was SEK 1 million for the year ended February 28, 2006, compared to an operating profit of SEK 4 million for the year ended February 28, 2005, due to the weak market for coach hire in Sweden.

Head office costs and other items increased from SEK 102 million for the year ended February 28, 2005, to SEK 104 million for the year ended February 28, 2006, mainly due to costs in connection with the restructuring of Concordia Bus.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial income and expenses increased by SEK 133 million from a financial expense of SEK 141 million for the year ended February 28, 2005 to SEK 274 million for the year ended February 28, 2006.

This result can be primarily attributed to the restructuring of Concordia, where we had costs for consent fees, funding fees and commitment fees of a total of SEK 71 million for the year ended February 28,2006 compared to SEK 6 million for the year ended February 28,2005. Added to this, foreign exchange gains and losses resulted in increased costs of SEK 61 million, we had a foreign exchange loss of SEK 43 million for the year ended February 28, 2006, compared to a foreign exchange gain of SEK 18 million for the year ended February 28, 2005. Interest costs also increased by SEK 8 million.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the year ended February 28, 2006 was 0%. This effective tax rate resulted from amortization of goodwill of 2% and valuation allowance of net operating losses of 26%.

Trend Information

During the year ended February 28, 2006 we submitted tenders for 1509 out of the buses that were open for competitive tenders, which included contracts for routes where we operated 496 buses. Results for 1509 of those tendered buses have been announced, 496 of which were for buses we operated. Concordia has won 762 buses in total of tenders announced during year consisting of 266 buses that we currently operate and 496 buses that were won from the competition. We don’t await results for any tenders currently.

Liquidity and Capital Resources

In connection with the restructuring of the Concordia group of companies that was agreed to on July 22, 2005, holders of an aggregate principal amount of €159,855,000 of Bus’  Subordinated Notes exchanged, on October 4, 2005, their Subordinated Notes for equity in Bus. On February 28, 2006, holders of an aggregate principal amount of €87,000 of Subordinated Notes accepted a change of control offer made by Bus. Currently, only €58,000 in aggregate principal amount of Subordinated Notes remains outstanding. Also in connection with that restructuring, Concordia Bus AB incurred a €45,000,000 liability under a mezzanine facility that it entered into on July 22, 2005 (the “Mezzanine Facility”) in order to pay for the restructuring and to strengthen the group companies with additional capital. The restructuring, therefore, reduced pressure on the liquidity and capital resources of the Concordia group of companies because very few Subordinated Notes remain outstanding but the incurrence of debt under the Mezzanine Facility has mitigated that benefit to a certain extent. We, as the intermediate company between Bus, the ultimate parent company of the Concordia group of companies, and Nordic, the holding company for our operating companies, do not have significant liquidity and capital resources or needs. However, the liquidity and capital resource needs for Nordic are significant because it must service its own debt under its 9.125% €130,000,000 Senior Secured Notes due 2009 (the “Senior Notes”) and, through interest payments on the Subordinated Shareholder Loan between Nordic and Bus, the Mezzanine Facility and the remaining Subordinated Notes.

Nordic’s liquidity requirements arise primarily from its need to fund lease payments, purchase buses, service its own debt obligations and those of Bus, fund its working capital requirements and expand its business. In order for Bus to meet its interest payment obligations under the Mezzanine Facility Nordic must distribute €3.8 million per annum to Bus. As of February 28, 2005, Nordic’s net debt obligations to Bus amounted to SEK 260 million. Nordic’s own debt obligations are mostly comprised of its obligations in connection with the Senior Notes. As of February 28, 2006 Nordic had total net indebtedness to third parties of SEK 1,071million after deducting its cash balance of SEK 192 million. Nordic’s interest expense for the year ended February 28, 2006 was SEK 148 million.

Furthermore, as Nordic is a holding company, its principal asset is its investment in its subsidiaries. It conducts no business or operations except through direct and indirect subsidiaries. The ability of Nordic’s subsidiaries to make funds available to it is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject. It is also subject to Nordic’s subsidiaries’ ability to generate cash in the future and their ability to generate distributable reserves or other funds available for that purpose. Nordic’s substantial indebtedness, together with the restrictions imposed on it by the indenture for the Senior Notes, could also affect its ability to make additional borrowings, dividend payments or investments and this could impair its liquidity or increase its need for additional capital.

Net cash used by operating activities was negative SEK 257 million for the year ended February 28, 2006, compared to negative cash flow of SEK 58 million for the nine months ended November 30, 2004. The main reason for the negative cash flow is payment of restructuring fees of a total of SEK 146 million, including restructuring fees for our parent company Concordia Bus AB. The cash flow from operations has also been negatively effected by the higher price on fuel.

Net capex was SEK 74 million for the year ended February 28, 2006. Investments in tangible fixed asset were SEK 134 million for the year ended February 28, 2006, compared to SEK 112 million for the year ended February 28, 2005. The capital expenditure is attributed to a purchase of buses in Norway of SEK 84 million and purchase of equipment in Sweden and Norway. During the period we have sold buses and equipment worth of SEK 42 million and financial fixed assets worth of 19 million. Cash from financing activities are positive SEK 345. This is a result of the restructuring where we received SEK 333 million in shareholders contribution from Bus and proceeds from borrowings in connection with entering new finance lease arrangements of SEK 19 million. Payment of financial lease obligation amounts to SEK 7 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•                                          Interest rates on debt;

•                                          Foreign exchange rates;

•                                          Fuel prices; and

•                                          Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We currently hedge parts of our exposure to interest rate fluctuations on our lease debt through the use of derivative instruments. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the interest within the lease payments we make under the lease debt.

Based on the nominal value of the operational lease debt at February 28, 2006 of SEK 2,013 million, a 1% change in interest rates would increase lease charges by approximately SEK 20,1 million per annum. Senior secured notes outstanding at February 28, 2006 with a carrying value of SEK 1,230 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loan. We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 11,2 million per annum.

Fuel Prices

Nordic is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have no hedges in place. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 14,7 million per annum.

Inflation

Inflation had no material impact on our operations during the three months ended February 28, 2006 or the three months ended February 28, 2005. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FOURTH QUARTER

(in millions of SEK except loss per share)	Note	December 1, 2005 – February 28, 2006	December 1, 2004 – February 28, 2005
		(Unaudited)	(Unaudited)

Net revenue	1	1,180	1,214

Fuel, tires and other consumables		(312)	(266)
Personnel costs		(648)	(665)
Operating lease charges	4	(99)	(112)
Other external costs		(167)	(287)
Gain (Loss) on sale of fixed assets		1	1
Depreciation and amortization		(86)	(119)
Operating Profit (Loss)	1	(131)	(234)

Interest income		2	1
Interest expense and similar items	2	(30)	(55)
Financial income and expenses		(28)	(54)
Loss after financial items		(159)	(288)

Taxes		(1)	2

Net loss for the period		(160)	(286)

Loss per share (in thousands of SEK)		(533)	(953)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR

(in millions of SEK except loss per share)	Note	March 1, 2005 – February 28, 2006	March 1, 2004 – February 28, 2005
		(Unaudited)

Net revenue	1	4,683	4,812

Fuel, tires and other consumables		(1,113)	(989)
Personnel costs		(2,509)	(2,606)
Operating lease charges	4	(427)	(428)
Other external costs		(622)	(699)
Gain (Loss) on sale of fixed assets		6	4
Depreciation and amortization		(300)	(350)
Operating Profit (Loss)	1	(282)	(256)

Interest income		4	3
Interest expense and similar items	2	(278)	(144)
Financial income and expenses		(274)	(141)
Loss after financial items		(556)	(397)

Taxes		(1)	1

Net loss for the period		(557)	(396)

Loss per share (in thousands of SEK)		(1,855)	(1,320)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED BALANCE SHEETS

ASSETS (In millions of SEK)	Note	February 28, 2006	February 28, 2005
		(Unaudited)

Fixed assets
Goodwill		211	209
Total intangible fixed assets		211	209

Buildings and land		4	2
Equipment, tools, fixtures and fittings		30	27
Vehicles		1,041	1,228
Total tangible fixed assets		1,075	1,257

Capitalized borrowing costs		33	42
Other long-term receivables		2	6
Total financial fixed assets		35	48

Total fixed assets		1,321	1,514

Current assets

Inventories		30	33

Accounts receivable		441	345
Other current receivables		94	76
Accrued income and prepaid expenses		122	143
Total receivables		657	564

Cash and bank balances	3,8	192	175

Total current assets		879	772

TOTAL ASSETS		2,200	2,286

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SHAREHOLDERS’ EQUITY AND LIABILITIES (in millions of SEK)	Note	February 28, 2006	February 28, 2005
		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (300 shares at par value SEK 1,000)		0	0
Restricted reserves		132	132
Total restricted equity		132	132

Non-restricted equity
Retained earnings		75	120
Net loss		(557)	(396)

Total non-restricted equity		(482)	(276)

Total shareholder’s equity	7	(350)	(144)

Liabilities

Provisions:
Provisions for pensions and similar commitments		44	51
Provisions for loss-making contracts		18	60
Deferred tax liability		—	—
Total provisions		62	111

Non current liabilities
Financial leasing obligations	3	24	12
Bonds, issued	3	1,230	1,176
Liabilities due to group companies		255	—

Total non current liabilities		1,509	1,188

Current liabilities
Short-term portion of financial leasing obligations	3	8	8
Accounts payable		185	216
Liabilities due to group companies		16	292
Other current liabilities		156	157
Accrued expenses and deferred income		614	458

Total current liabilities		979	1,131

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,200	2,286

		February 28, 2006	February 28, 2005
		(Unaudited)
PLEDGED ASSETS AND CONTINGENT LIABILITIES	6
Pledged assets		1,909	1,613
Contingent liabilities		—	—
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		1,909	1,613

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2005 – February 28, 2006	Group March 1, 2004 – February 28, 2005
		(Unaudited)
Cash flow from operating activities
Loss after financial items		(556)	(397)
- Reversal of depreciation and amortization		300	350
- Reversal of capital (gains) losses		(6)	(4)
- Reversal of change of provisions		(49)	(28)
- Reversal of capitalized cost write-offs		10	10
Change in interest receivables		1	11
Change in interest liabilities		17	(6)
Paid taxes		(3)	(1)
Unrealised exchange loss/(gain)		52	(14)
		(234)	(79)

Change in working capital
Increase (-)/decrease (+) in stock		3	(2)
Increase (-)/decrease (+) in current receivables		(94)	118
Increase (+)/decrease (-) in current liabilities		68	(135)

Net cash flow provided by (used in) operating activities		(257)	(98)

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(134)	(112)
Sale of land, buildings, machinery and equipment		42	44
Acquisation of intangible fixed assets		(1)	—
Sale of financial fixed assets		19	5
Net cash flow used in investing activities		(74)	(63)

Cash flow from financing activities
Shareholders contribution		333	—
Proceeds from borrowings		254	3
Payments of long-term borrowings		(235)	—
Payment of financial lease obligation		(7)	(6)
Costs incurred in connection with debt refinancing		—	(5)
Net cash flow provided by (used in) financing activities		345	(8)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		14	(169)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		175	346

Translation difference		3	(2)

CASH AND BANK BALANCES AT END OF PERIOD		192	175

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus Nordic Holding AB, together with its subsidiaries (“Nordic”), is a Swedish registered limited liability company, wholly owned subsidiary to Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm), which is the ultimate parent company.

The operations of Nordic consist of providing regular bus services under contract through its subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Nordic also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm. In addition to the contracted services, Nordic also operates extensive Inter city express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in Gothenburg, Malmö and Stockholm region.

Accounting principles

The same accounting policies and methods of computation are followed for the year ended February 28, 2006 consolidated financial statements as compared with the most recent annual financial statements.

Going concern

Concordia has over time accumulated significant losses, whereby shareholder equity has become negative and cash and bank balances have decreased, even though additional cash was contributed through the refinancing project consummated in February 2004 and through the Restructuring. The consolidated statements of operations for the year ended February 28, 2006, shows that earnings generated by the underlying businesses during the period March 1, 2005 – February 28, 2006 have not been sufficient to cover Concordia’s costs. The management of Concordia believes that because the Restructuring has been consummated Concordia will be able to continue as a going concern primarily as a result of reduction of the group’s total indebtedness and consequently improvement in Concordia’s cash flow used in financing activities. Furthermore, Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure as well as certain changes in the capital structures. In addition, the improvements in compensation levels in new tenders with public transport authorities are continuing. The group’s long term ability to continue its operations is dependent on a successful future tendering process and continuing cost cutting initiatives as well as an improvement in cash flows.

The Company is highly leveraged as a result of the Senior Secured Notes outstanding, the Mezzanine Facility and significant operational lease obligations. This leverage has put additional pressure on the Company’s cash flows and has limited the Company’s ability to seek additional external funds. In the case we can not get the funds needed for financing our continous need for buses, existing cash and bank balances are not expected to be sufficient to cover future cash needs for potential operating losses, normal capital expenditures, mandatory interest payments and amortization on debt owed.

As a result of the Restructuring, the €160,000,000 11% Senior Subordinated Notes due February 15, 2010 have been converted to equity amount of 97.5% of the issued ordinary share capital of Concordia, subject to a management incentive plan representing a maximum of 5% of the issued ordinary shares. In connection with the Restructuring, Concordia has borrowed €45,000,000 under the Mezzanine Facility of which approximately €35,000,000 has been contributed to Concordia Bus Nordic as an equity capital contribution to pay for the expenses of the restructuring and to cover its capital needs. The remaining amount has been used to cover restructuring expenses.

Concordia has approximately SEK 1,702 million of long-term debt due to third parties, including the Senior Secured Notes, the Mezzanine Facility and long term finance lease obligations but excluding operating lease obligations. Its ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore its ability to service its existing debt is dependent on the ability to transfer profit from Concordia Bus Nordic to Concordia. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year due to losses, which furthermore limits its ability to receive dividends from subsidiaries.

These financial statements have been prepared assuming that Concordia and its subsidiaries will be successful in their initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern.

CONCORDIA BUS NORDIC HOLDING AB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Net revenue and operating profit (loss) by segment

Revenue	December 1, 2005 – February 28, 2006	December 1, 2004 – February 28, 2005	March 1, 2005 – February 28, 2006	March 1, 2004 – February 28, 2005
CPTA – Sweden	847	878	3,320	3,407
CPTA – Norway	101	106	365	450
CPTA – Finland	97	108	403	415
Total CPTA	1,045	1,092	4,088	4,272
Express	86	81	364	337
Interbus	23	23	136	117
Total bus operations	1,154	1,196	4,588	4,726
Other revenue and group elimination	26	18	95	86
Total revenue	1,180	1,214	4,683	4,812

Operating profit and loss excluding overhead charges:

Operating profit (loss)	December 1, 2005 – February 28, 2006	December 1, 2004 – February 28, 2005	March 1, 2005 – February 28, 2006	March 1, 2004 – February 28, 2005
CPTA – Sweden	(98)	(150)	(169)	(162)
CPTA – Norway	0	(2)	9	6
CPTA – Finland	(5)	(9)	(18)	(18)
Total CPTA	(103)	(161)	(178)	(174)
Express	2	2	13	29
Interbus	(3)	(4)	1	4
Total Express and Interbus	(1)	(2)	14	33
Total bus operations	(104)	(163)	(164)	(141)
Goodwill amortization	(3)	(3)	(14)	(13)
Head office items and others	(24)	(68)	(104)	(102)
Total operating profit	(131)	(234)	(282)	(256)

Note 2. Interest expense and similar items

MSEK	December 1, 2005 – February 28, 2006	December 1, 2004– February 28, 2005	March 1, 2005 – February 28, 2006	March 1, 2004 – February 28, 2005
Interest cost payable	(34)	(29)	(148)	(140)
Amortization of deferred financing costs	(2)	(2)	(10)	(10)
Other financial charges	(1)	(8)	(77)	(12)
Foreign exchange gains/(losses)	7	(16)	(43)	18
Total	(30)	(55)	(278)	(144)

Note 3. Liabilities to credit institutions and net indebtedness

MSEK	February 28, 2006	February 28, 2005
Euro 130 million - Senior Secured Notes 9,125%	1,230	1,176
Liabilities to credit institutions	1,230	1,176
Long term portion of finance lease obligations	24	12
Short term portion of finance lease obligations	8	8
Total debt	1,262	1,196

Less Cash and bank balance	(192)	(175)
Net indebtedness	1,070	1,021

Total debt	1,262	1,196
Short term portion of finance lease obligations	(8)	(8)
Total long term debt	1,254	1,188

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	February 28, 2006	February 28, 2005
Net present value of future lease payments
- Vehicles	1,020	829
- Real estate and other	39	46
Total	1,059	875

Note 5. Pledged assets and contingent liabilities

	February 28,	February 28,
MSEK	2006	2005
Pledged shares in subsidiaries	848	382
Floating charge certificates	132	132
Pledged assets	929	1,099
Guarantees and other contingent liabilities	—	—
Total	1,909	1,613

As a result of the refinancing in Concordia Bus Nordic AB in January 2005, the security package has been renegotiated. The following securities exist as of February 28, 2006:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB;

Ingenior M.O. Schoyens Bilcentraler AS

Swebus Express AB

Interbus AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighets AB, and

Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 758,445,153;

Ingenior M.O. Schoyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 170,583,040;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 115,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000.

Note 6. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2005	132	(276)	(144)
Shareholders contribution	—	333	333
Net loss for the period	—	(557)	(557)
Change in cumulative translation adjustment	—	18	18
Ending balance February 28, 2005	132	(482)	(350)

Note 7. Cash and cash equivalents

MSEK	February 28, 2006	February 28, 2005
Cash and bank balances	89	124
Restricted cash*	103	51
Total	192	175

* Restricted cash represent cash deposited for cash collateral in order to obtain bank guarantees in Concordia Bus Nordic AB, Ingenior M.O. Schoyens Bilcentraler AS, Swebus AB, Interbus AB, and Swebus Express AB. Ingenior M.O. Schoyens Bilcentraler AS and Swebus AB has also deposited cash collateral in connection with lease facilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date	May 3, 2006	By:	/s/ Per Skärgård
Per Per Skärgård
Chief Financial Officer